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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO.___)*



                             OBJECTSOFT CORPORATION
               -------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
               -------------------------------------------------
                         (Title of Class of Securities)

                                   674427 10 9
                          ----------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2-95)


                                Page 1 of 4 pages

--------------------------------------------------------------------------------
                                      13G
CUSIP NO.   674427 10 9                                        PAGE 2 OF PAGES 4
-----------------------                                        -----------------
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           CYNDEL & COMPANY, INC.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

           A shareholder of the reporting person is a 50% owner of
           another corporation that has the right to acquire 45,500    (a) [_]
           shares of Common Stock of the Issuer                        (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
--------------------------------------------------------------------------------
                             5          SOLE VOTING POWER

                                                242,500
                            ----------------------------------------------------
 NUMBER OF                   6          SHARED VOTING POWER
   SHARES
BENEFICIALLY                                       0
  OWNED BY                  ----------------------------------------------------
    EACH                     7          SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                                       242,500
    WITH                    ----------------------------------------------------
                             8          SHARED DISPOSITIVE POWER

                                                   0
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     242,500
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           [_]

--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                      6.0%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

                                       CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1745 (2-95)

                                Page 2 of 4 pages

--------------------------------------------------------------------------------
                                      13G
CUSIP NO.   674427 10 9                                        PAGE 3 OF PAGES 4
-----------------------                                        -----------------

Item 1(a)     Name of Issuer:

                              ObjectSoft Corporation

Item 1(b)     Address of Issuer's Principal Executive Offices:

                              Continental Plaza III
                              433 Hackensack Avenue
                              Hackensack, NJ 07601

Item 2(a)     Name of Person Filing:

                              Cyndel & Company, Inc.

Item 2(b)     Address of Principal Business Office or, if none, Residence:

                              26 Ludlam Avenue
                              Bayville, New York  11709

Item 2(c)     Place of Organization:

                              New York

Item 2(d)     Title of Class of Securities:

                              Common Stock, $.0001 par value per share

Item 2(e)     CUSIP Number:

                              674427 10 9

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a)   [X]  Broker or dealer under Section 15 of the Act,
         (b)   [ ]  Bank as defined in Section 3 (a) (6) of the Act,
         (c)   [ ]  Insurance  Company  as  defined in Section 3 (a) (19) of the
                    Act,
         (d)   [ ]  Investment   Company  registered  under  Section  8  of  the
                    Investment Company Act,
         (e)   [ ]  Investment  Adviser  registered  under  Section  203  of the
                    Investment Advisers Act of 1940,
         (f)   [ ]  Employee Benefit Plan,  Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                    1974 or Endowment Fund,
         (g)   [ ]  Parent  Holding  Company,  in accordance with Rule 13d-1 (b)
                    (ii) (G),
         (h)   [ ]  Group, in accordance with Rule 13d-1 (b) (1) (ii) (H).

Item 4(a)     Amount Beneficially Owned

                     As of December  31,  1996:  242,500  shares of which 20,000 shares of Common Stock may be acquired pursuant to an immediately exercisable warrant.

Item 4(b)     Percent of Class: 6.0%

SEC 1745 (2-95)
                                Page 3 of 4 pages

--------------------------------------------------------------------------------
                                      13G
CUSIP NO.   674427 10 9                                        PAGE 4 OF PAGES 4
-----------------------                                        -----------------


Item 4(c)     Number of share as to which such person has:

                     (i)    sole power to vote or to direct the vote: 242,500
                     (ii)   shared power to vote or to direct the vote: 0
                     (iii) sole power to dispose or to direct the disposition of: 242,500
                     (iv) shared power to dispose or to direct the disposition of: 0

Item 5        Ownership of Five Percent or Less of a Class:

                     Inapplicable.

Item 6        Ownership of More than Five Percent on Behalf of Another Person.

                     A shareholder of the reporting person, Steven Bayern, has the power, together with other persons, to direct the sale or other disposition of the dividends and securities owned by the reporting person. Mr. Bayern has filed a Schedule 13D with respect to his beneficial ownership of securities of the Issuer.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                     Inapplicable.

Item 8        Identification and Classification of Members of the Group:

                     Inapplicable

Item 9        Notice of Dissolution of Group:

                     Inapplicable.

Item 10       Certification:

                     Inapplicable.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             February 6, 1997
                                         --------------------------
                                                    Date

                                         Cyndel & Company, Inc.

                                      By: /s/ Patrick Kolenik
                                         --------------------------
                                         Name/Title
                                         Patrick Kolenik, President

SEC 1745 (2-95)
                                Page 4 of 4 pages